Mail Stop 3561



								July 12, 2005



Stephen E. King, Chief Executive Officer
1400 N. Providence Road, Suite 6010
Media, PA 19063

		RE:	Synova Healthcare Group, Inc.
			Registration Statement on Form SB-2
			Commission File No. 333-123498
			Amendment Filed: June 24, 2005

Dear Mr. King:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please remove the reference to the SEC in the second paragraph of the cover page. The disclosure should clarify that the Pink
Sheets
are not considered an exchange for purposes of selling at other than a fixed price.



Prospectus Summary, page 1
2. Please update the net loss as of the most recent financial statements.

Summary Financial Information, page 4
3. We are reissuing our prior comment 11 from our letter to you dated
June 16, 2005. Please ensure that the information disclosed in the financial statements reconciles to the information disclosed in the registration statement. More specifically, the basic and diluted loss per share and weighted average number of shares in the Pro Form
Unaudited Consolidated Statement of Operations for the twelve months ended December 31, 2004 does not agree to the Pro Forma Financial Information for the same period on F-3. Please revise.

Risk Factors, page 8
4. We reissue prior comment 13. Please avoid the generic conclusion you make in many of your risk factors that the risk discussed would materially adversely affect or negatively impact or impair your business. Please replace this language with specific disclosure of how your business would be affected. We direct your attention to risk factors 2, 7-11, 13, and 14.
5. We note your supplemental response to prior comment 15 and reissue the prior comment. Please include in the risk factor that the selling shareholders are responsible for obtaining the Blue Sky exemption or registration and bear the financial responsibility.
6. Please add a risk factor discussing your dependence on major customers for a substantial portion of your revenues.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 14
7. Please provide a greater discussion in the overview of the customer return. Also, provide greater discussion of the expenses associated with advertising initiatives and the impact this may have on your business. Discuss whether the customer continues to be a customer and the reason for the return if Albertson`s is still considered a customer. We note that Albertson`s was a major customer. We may have further comment.

Business, page 20
8. Please provide the basis for the statement on page 21 that "the early diagnosis of menopause permits consumers ... to act to mitigate certain risks that may be inherent to menopause."
9. Clarify whether any of the physician supply organizations account for 10% or more of revenues.
10. Briefly describe the obstetrics product you are considering for commercial development.
11. Disclose the "certain other foreign distribution territories" where you have the right to distribute Menocheck(r) and MenocheckPro(tm).
12. We read your response to comment 20 and your revised disclosure on page 23. In addition to your current disclosure, please revise your table to include all periods presented in the financial statements.
13. Please disclose whether ABI sells the same products as are licensed to Synova under its own brand name. Discuss the impact this may have upon your ability to compete.
14. Discuss the governmental regulations that will be required for any future products you plan to develop.
15. Please provide the disclosure required by Item 101(b)(10) of Regulation S-B. State the amount spent during each of the last two fiscal years on research and development activities.
Selling Stockholders, page 30
16. We note your revisions in response to our prior comment 31. Oceana Partners, LLC should be identified as an underwriter as it pertains to the resale of all of the securities that you seek to register on its behalf. If you disagree, provide us with a detailed legal analysis setting forth the basis for your position. Disclosure should be added to the prospectus cover page.
17. The disclosure contained in the first paragraph does not reconcile with the information contained in footnote 1 and should be removed. Also, please make clear in the columnar heading that the percentage after the offering assumes all of the warrants being registered are exercised. If any of the warrants included in footnote 1 are not being registered in this offering, please explain the basis for their inclusion in the calculation.






Synova Healthcare, Inc. - December 31, 2004 Financial Statements

Notes to Financial Statements
Note 1 - Nature of Business and Summary of Significant Accounting
Policies
Revenue Recognition, F-9
18. We read your response to comment 38 and your revised
disclosure.
Your disclosure in the second sentence of the second paragraph states... you recognize revenue at the time of shipment. Please clarify if this is when title and risk of ownership passes to the buyer (e.g. F.O.B. shipping point). If this is not the case, and title and risk of ownership does not pass at this point, tell us how your accounting treatment is consistent with SAB 104
(specifically,
delivery and performance).
19. We read your response to comment 39; however, we do not see where
you have sufficiently disclosed your policy for sales returns.
Your
response to comment 40 (in your June 24, 2005 letter, page 11)
would
indicate that you have both a formal policy (e.g. you do not ordinarily accept product returns in the normal course of business, except with respect to expired product) and an informal policy
(e.g.
you decided to honor a one-time request for a return as a goodwill gesture). Your response (on page 12) also indicated in condition
(6)
that you require retailers to have a return goods authorization prior to accepting any return. Your disclosure merely states that you do not believe an allowance for product returns is necessary. Therefore, we are reissuing comment 39, in part, please disclose your policy for product returns and allowances and consider revising your critical accounting policies and estimates (page 19) to identify the methodology and significant estimates used by management in the revenue recognition process. Your critical accounting policy should explain how you assess returns of your products, and your assessment of levels of inventory in the distribution channel.
20. We read your response to comment 40; however, we do not see where you have provided persuasive evidence that you have met the criteria of SFAS 48. Until the conditions of the aforementioned guidance can be met, revenue may not be recognized. Refer to SAB Topic 13 A4(b)
questions 1 and 4, and the staff`s response. Please revise accordingly. If you disagree, provide us with a more in depth analysis of verifiable evidence of historical data supporting your conclusion that no allowance for returns was necessary, particularly related to Albertson`s. We noted from your response that Albertson`s inadvertently ordered too much product. Considering that you monitor lot number and expiry data along with sales information and third-party audits to assess retail product turnover, as disclosed in your response (condition (6) on page 12), it is not clear how such a significant over purchase by Albertson`s would go undetected at December 31, 2004. Your analysis should include a discussion of the following:

* The date which Albertson`s became a customer;
* Provide a quarter by quarter tabular analysis of gross and net sales from the date Albertson`s became a customer (in both $`s and units);
* Provide the amount of returns by characterization (i.e. expiry and courtesy returns) on a quarterly basis from the date Albertson`s became a customer;
* Tell us how much product Albertson`s had in the distribution channel at each quarterly period end date from the date Albertson`s became a customer; and
* Tell us specifically when Albertson`s contacted your requesting the return of product.

Synova Healthcare Group Inc. - March 31, 2005 Financial Statements
Note 3 - Stockholders` Equity
Common Stock, F-37
21. We noted your disclosure regarding the issuance of common stock with a warrant in a private placement which closed on March 22, 2005.
Please expand your disclosure to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the company), the exercise price, the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features.
22. Considering the comment above, tell us in detail how you have accounted for the warrants (i.e. the underlying warrants in the units issued in the private placement) in your financial statements. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of EITF 00-19. Please clarify whether the warrants may be exercised or settled in registered or unregistered shares.
23. We noted that you executed a registration rights agreement (Exhibit 4.3) concurrent with your private placement offering, and that this agreement provides for liquidated damages. Tell us how you have accounted for the liquidated damages provision (see section two of the registration rights agreement). Provide us with an analysis
(using both qualitative and quantitative factors) of the applicability of EITF 00-19, specifically paragraphs 16-17.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
24. In discussing the facts supporting your reliance upon Section 4(2), discuss general solicitation and advertising in the offering.
25. Disclose the number of individuals who were sophisticated but unaccredited in the January 13, 2005 merger transaction, and the February 10, 2005 private offering.
Exhibits
26. Please file the legality opinion with the next amendment.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies



cc. Michael Pollner, Esq.
      215-832-5637 by facsimile





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Stephen E. King
Synova Healthcare Group, Inc.
July 12, 2005
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